UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28848 / August 13, 2009

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                                                  :
In the Matter of   :
                                                  :
COMPAGNIE DE FINANCEMENT FONCIER   :
                                                  :
                                                  :
c/o John D. Watson, Jr.   :
Latham & Watkins LLP   :
53, quai d'Orsay,   :
75007 Paris, France   :
                                                  :
(812-13573)   :
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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM ALL PROVISIONS OF THE ACT

Compagnie de Financement Foncier filed an application on September 17, 2008, and an
amendment to the application on June 22, 2009. Applicant requested an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from
all provisions of the Act in connection with the offer and sale of its securities in the
United States.

On July 22, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28835). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Compagnie de Financement Foncier (File No. 812-13573) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary